     As filed with the Securities and Exchange Commission on March 13, 2001

                                                              File No. 333-46006

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

              APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

                           ---------------------------
                                   ORIUS CORP.
             (Exact name of registrant as specified in its charter)
                           ---------------------------


                  Florida                              65-0894212
        (State or other jurisdiction of               (I.R.S. Employer
        incorporation or organization)               Identification No.)

           1401 Forum Way, Suite 400
           West Palm Beach, FL 33401                        33401
   (Address of Principal Executive Offices)              (Zip Code)


     Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned agent for service named in the Registration Statement on Form S-1 (Registration No. 333-46006) (the "Registration Statement"), relating to common stock, par value $.01 per share (the "Common Stock"), of Orius Corp., hereby requests that the Registration Statement be withdrawn, effective immediately. Orius Corp. no longer intends to sell the Common Stock registered thereby due to market conditions. No sales have been made or will be made under the Registration Statement.

                                         ORIUS CORP.

                                         By: /s/ William J. Mercurio
                                             --------------------------
                                             William J. Mercurio
                                             Agent for Service named in
                                             the Registration Statement